925559

33-80178

3-1-02



02029504

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of March

PRESS RELEASE

RECEIVED
MAR 1 4 2002
363

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



PRESS RELEASE   **FOR IMMEDIATE RELEASE**

Tembec announces closing of private placement of Senior Notes

Témiscaming, March 13, 2002 - Tembec Inc. announced today that Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., has closed the previously-announced private placement of US$350 million of 7.75% Senior Notes due 2012. The notes are unconditionally guaranteed on a senior unsecured basis by Tembec Inc.

The notes were sold at a price of 100% of par and resulted in net proceeds of approximately US$345 million. Tembec Industries Inc. intends to use the net proceeds of the offering to redeem US$250 million aggregate principal amount of 9.875% Senior Notes due 2005, to provide for the retirement by purchase or at maturity of the CDN$115 million aggregate principal amount of 8.3% Unsecured Debentures due January 2003 and to use the remainder, if any, for general corporate purposes to fund the Company's operations in Canada and the United States.

The refinancing of the 9.875 % Senior Notes and the pre-funding of the 8.3 % Unsecured Debentures due January 2003 will result in the Company having no significant debt maturities until June 2009.

The notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act.

Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers.

- 30 -

Source: **Tembec Inc.**

Contacts: Michel Dumas
                 Vice President, Finance & CFO
                 Tel.: (819) 627-4268

                 Charles Gagnon
                 Vice President, Corporate Relations
                 Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the <u>Securities Exchange Act of 1934</u>, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by:

Date: March 13, 2002

Claude Imbeau,
Vice-President, General Counsel and Secretary